HECO Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Three months ended March 31		Years ended December 31
(dollars in thousands)	2013	2012	2012	2011	2010	2009	2008

Fixed charges
Total interest charges	$15,576	$14,857	$62,056	$60,031	$61,510	$57,944	$54,757
Interest component of rentals	629	696	2,690	2,152	1,857	2,499	2,211
Pretax preferred stock dividend requirements of subsidiaries	361	372	1,467	1,468	1,461	1,452	1,458

Total fixed charges	$16,566	$15,925	$66,213	$63,651	$64,828	$61,895	$58,426

Earnings
Net income attributable to HECO	$24,699	$27,570	$100,356	$101,066	$77,669	$80,526	$93,055
Fixed charges, as shown	16,566	15,925	66,213	63,651	64,828	61,895	58,426
Income taxes (see note below)	14,394	17,408	61,048	61,584	46,868	47,776	55,763
Allowance for borrowed funds used during construction	(730)	(870)	(4,355)	(2,498)	(2,558)	(5,268)	(3,741)

Earnings available for fixed charges	$54,929	$60,033	$223,262	$223,803	$186,807	$184,929	$203,503

Ratio of earnings to fixed charges	3.32	3.77	3.37	3.52	2.88	2.99	3.48

Note:
Income taxes are comprised of the following:
Income tax expense relating to operating income from regulated activities	$14,095	$17,365	$76,594	$65,988	$48,053	$48,212	$56,307
Income tax expense (benefit) relating to results from nonregulated activities	299	43	(15,546)	(4,404)	(1,185)	(436)	(544)

	$14,394	$17,408	$61,048	$61,584	$46,868	$47,776	$55,763

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of HECO and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding the allowance for borrowed funds used during construction). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the preferred stock dividend requirements of HELCO and MECO, increased to an amount representing the pretax earnings required to cover such dividend requirements.